

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2024

Changjuan Liang
Chief Financial Officer
Nisun International Enterprise Development Group Co., Ltd
Floor 20-21, No. 55 Loushanguan Road, Changning District
Shanghai, Peoples Republic of China

      Re: Nisun International Enterprise Development Group Co., Ltd
          Form 20-F for the Fiscal Year Ended December 31, 2023
          File No. 001-37829

Dear Changjuan Liang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing